Bridgford Foods Corporation
1308 NORTH PATT STREET • P.O. BOX 3773 • ANAHEIM, CALIFORNIA 92803
TELEPHONE (714) 526-5533 • FAX (714) 992-9321

May 28, 2010

Ms. Aamira Chaudhry
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C.  20549-7010
U.S.A.

Re:          Bridgford Foods Corporation
Form 10-K for the Fiscal Year Ended October 30, 2009
Form 10-Q for the Quarter Ended January 22, 2010
File Number: 000-02396

Dear Ms. Chaudhry,

Thank you for your letter dated May 7, 2010, relating to your review of our Annual Report on Form 10-K for the fiscal year ended October 30, 2009 and Quarterly Report on Form 10-Q for the quarter ended January 22, 2010.

The numbered paragraphs below correspond to the numbered comments set forth in your letter.  Each of the comments from your letter has been reproduced in italics immediately before our response.  This letter of response has been filed on EDGAR under the form label CORRESP, as requested.

Form 10-K: For the Year Ended October 30, 2009

Item 1A: Risk Factors, Risk Factors, page 6
1. In future filings, please delete the second sentence of your introductory paragraph.  If you are aware of additional material risks, please disclose them.

Bridgford response:

We confirm that we will delete the sentence “The risks described below are not the only risks faced by us” in the future 10-K filing for fiscal year ending October 29, 2010 and subsequent future 10-K filings. We will separately disclose any additional material risks known to us at the time of such future filings.

Item 7: Management’s Discussion & Analysis of Financial Condition and Results of Operations, Results of Operations, page 12
2. We note your disclosure regarding the changes in unit volume and selling prices.  In addition to providing these percentages, please revise future filings to quantify the impacts of these price and volume changes on net sales.  For example, please revise future filings to quantify the actual dollar amount of aggregate net sales change during the period attributed to change in unit volume.

Bridgford response:

On pages 12, 13 and 15, of the 10-Q for the second quarter ended April 16, 2010, we will revise the disclosure in MD&A to include an expanded table showing the actual dollar amounts attributed to price and volume change as well as other key components of changes in net sales.  We will continue to update this disclosure in future filings.

3. In future filings, please consider providing a table that quantifies the changes in components of cost of products sold similar to the table provided for selling, general and administrative expenses.  Additionally, please refocus the narrative portion to discuss the underlying reasons for the changes.

Bridgford response:

On pages 13, 15 and 16, of the 10-Q for the second quarter ended April 16, 2010, we will add additional discussion of the underlying reasons for changes of cost of products sold, specifically relating to significant commodities that management tracks on a regular basis, including flour and meat ingredients.  We supplementally advise the Staff that we manage our business by reference to each product and each production process, rather than by a consolidated view of each general type of component input such as labor, overhead and materials as would have been quantified in the suggested table.  We closely monitor the projected costs of significant commodities such as flour and meat costs.  The additional discussion that we will add to our most recent 10-Q is indicative of the way in which we run our business.  We will continue to update this disclosure in future filings.

4. In future filings, please further explain the underlying drivers of the changes listed in the selling, general and administrative table.

Bridgford response:

On pages 13 and 16, of the 10-Q for the second quarter ended April 16, 2010, we will expand the disclosure discussing the selling, general and administrative table to include underlying drivers of the changes in expenses.  We will continue to include this expanded disclosure in future filings.

Liquidity and Capital Resources
Cash used in Investing Activities, page 14
5. We note that you capitalize expenditures for upgrading of facilities to maintain operating efficiency.  Please further describe these types of expenditures for us and provide an example so that we may better understand your accounting.

Bridgford response:

The Company supplementally advises the Staff that, in general, we capitalize the cost of additions and improvements and expense cost for repairs and maintenance.  The Company may also capitalize costs related to improvements that extend the life, increase the capacity, or improve the efficiency of existing machinery and equipment.  Specifically, capitalization of upgrades of facilities to maintain operating efficiency include acquisitions of machinery and equipment used on packaging lines and refrigeration equipment used to process food products.  On pages 17 and 18, of the 10-Q for the second quarter ended April 16, 2010, we will expand the disclosure in the Management’s Discussion and Analysis, Liquidity and Capital Resources under the heading “Cash used in investing activities” to describe the nature of the expenditures incurred to upgrade and maintain operating efficiency.  We will continue to include this disclosure in future filings and quantify the nature of expenditures made during the applicable reporting period.

Signatures, page 21
6. In future filings please include the signature of your principal accounting officer or controller.  Any person who occupies more than one position should indicate each capacity in which he signs the report.  Refer to General Instructions D (2)(a) to Form 10-K.

Bridgford response:

The Company’s Principal Financial Officer, Raymond F. Lancy, also serves as the Company’s Principal Accounting Officer.  On the signature page to the 10-Q for the second quarter ended April 16, 2010, we will include a reference to the additional position of “Principal Accounting Officer” for Raymond F. Lancy.  We will continue to include the additional title reference in future filings.

Item. 8 Consolidated Financial Statements and Supplementary Data
Note 6. Contingencies and Commitments, page 38
7. Please expand the note to discuss your leases of warehouse and/or office facilities throughout the United States and Canada as mentioned in Item 2 – Properties.  Additionally, please disclose how you account for rent expense.

Bridgford response:

The Company supplementally advises the Staff that all of our lease arrangements for warehouse and/or office space are on a month-to-month basis and are not subject to long-term commitments.  On page 7, of the 10-Q for the second quarter ended April 16, 2010, we will expand the disclosure in Note 3 - Commitments and Contingencies to clarify the nature of these arrangements.  We will continue to include this disclosure in future filings.

Form 10-Q: For the Quarter Ended January 22, 2010

Management’s Discussion & Analysis of Financial Condition and Results of Operations Critical Accounting Policies and Management Estimates, page 9
8. Please further clarify for us the following statement “A portion of deliveries to Wal-Mart and other major customers are now handled by independent third-party food distributors who pay us with the sales invoices of Bridgford products sold to these customers.”  Additionally, please tell us how you account for these transactions and please specifically address when and how revenue is recognized.

Bridgford response:

The Company supplementally advises the Staff that in 2008, we began selling products to independent third-party distributors (also known as redistributors) who deliver a broad range of products (some of which are our products) to large chain stores, including Wal-Mart, in remote geographic areas of the country.  The Company also sells products directly to large chain stores in markets within our delivery network.  These distributors place orders with us based on the anticipated demand for such products for a short period of time, typically 7-10 days.  Products sold to such distributors for the year ended October 30, 2009 totaled approximately $3.7 million or 3% of consolidated net sales.  Passage of title and risk of loss are transferred to the distributor upon shipment.

Revenues are recognized upon shipment to the distributor, net of return allowances.  Historically, returns from distributors have been minimal.  The distributor pays for these products in full, typically within 15days, and such payment is not contingent upon payment from the large chain stores.

As a convenience to certain large chain stores, we bill such customers on behalf of the distributors and such distributors bear the risk of loss from collection.  No additional revenue is recognized in conjunction with the billing services as these services are considered perfunctory to the overall transaction.

On page 10, of the 10-Q for the second quarter ended April 16, 2010, we will add additional disclosure to clarify the relationship between Bridgford Foods Corporation and its redistributors under “Critical Accounting Policies and Management Estimates”.  We will continue to include this disclosure in future filings.

ACKNOWLEDGEMENT

I, Raymond Lancy, as Chief Financial Officer, Vice President, Treasurer and Assistant Secretary  of Bridgford Foods Corporation., a California corporation (the “Company”), do hereby acknowledge the following on behalf of the Company:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in its filings with the United States Securities and Exchange Commission (the “Commission”);

2.	The Commission’s staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

3.	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

IN WITNESS WHEREOF, the undersigned has executed this Acknowledgement this 28th day of May 2010.

BRIDGFORD FOODS CORPORATION

By:	/s/ RAYMOND LANCY
Name: Ray Lancy

Title: Chief Financial Officer, Vice President, Treasurer and Assistant Secretary, Principal Financial and Accounting Officer